UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARIAD Pharmaceuticals, Inc.
File No. 0-21696
File No. 1-36172

CF#32501

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ARIAD Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 10, 2005, as modified by the same contract refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on May 8, 2015, and from Exhibit 10.2 to the Form 10-Q filed on May 10, 2005.

Based on representations by ARIAD Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 10, 2005	through May 10, 2025
10.2	10-Q	May 8, 2015	through May 10, 2025
10.2	10-Q	May 10, 2005	through May 10, 2025

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary